FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Letter to Shareholders

To Our Shareholders

Check Point Software Technologies was founded in 1993 on an idea that the Internet would become a ubiquitous part of everyday life for people and businesses. As we look back, we realize that reality exceeded our expectations. As a founder, I am proud of the significant role Check Point has played in enabling business to begin maximizing the true potential of the Internet. During our first ten years, Check Point focused on delivering the best perimeter enterprise solutions for securing the Internet. Over the past eighteen months, we have embarked on a strategy of significantly extending and deepening our presence in the security market. This expansion has been evident in both the market segments we address and the security solutions we provide. Our market segments now extend beyond enterprise customers to include the medium business, small business and consumer markets. In addition to selling perimeter security solutions, we now sell solutions to address internal, Web and endpoint security needs. Today, we go to market with a much broader portfolio of solutions to capture and secure a significantly larger market opportunity.

The impact of implementing our strategy, so far, has been reflected in our financial performance. In 2004, we delivered a healthy nineteen (19%) percent growth in revenues. For the first six months of 2005, our revenues have grown sixteen (16%) percent. This growth has come from both our core and emerging products and is reflected across all our market segments. At the end of 2004 approximately twenty-five (25%) percent of our product revenues were generated from sales of our emerging products. By the quarter ended June 30, 2005, emerging products comprised approximately thirty (30%) percent of product revenues, indicating that our expanded strategy is producing results.

Strong Financial Performance

Revenues for the year ended December 31, 2004, were $515.4 million, compared to $432.6 million for 2003. Net income for the year December 31, 2004, was $248.4 million and $278.7 million, excluding net charges related to Zone Labs’ acquisition, compared to $243.9 million for 2003. Earnings per diluted share for the year ended December 31, 2004, were $0.95 and $1.07, excluding net acquisition-related charges, compared to $0.96 for 2003. For the first half of 2005 ended June 30, revenues were $282.2 million, an increase of sixteen (16%) percent compared to $243.0 million for the first half of 2004.

Over the past eighteen months we have continued to generate strong cash from operating activities. Net cash from operations in fiscal year 2004 was $302.0 million and $182.0 million for the first half of fiscal 2005. Strong results in our annuity-based programs have driven growth in both our subscription and deferred revenues. These programs include customers adopting our Enterprise Based Subscription (EBS) approach to product upgrades and SmartDefense™ Security Services for real-time security updates. Our deferred revenue balance increased in 2004 by $35.2 million to $141.1 million at December 31, 2004, and has grown $13.1 million in the first half of 2005 to $154.2 million at June 30, 2005.

Focused On Evolving Customer Needs

We remain focused on aligning our product direction with our customers’ current and evolving needs. Today, this translates into creating a secure architecture by expanding and unifying our solutions. Our recent introduction of the NGX platform is the industry’s only unified security architecture for perimeter, internal, Web and endpoint security solutions. NGX is a major upgrade of our core technology delivering new features and extended functionality to more than twenty of Check Point’s products. As a unified security platform, NGX enables companies to reduce the cost and complexity of security and ensures their security systems can easily adapt to new and evolving threats. Within the first three months of availability more than 8,800 new licenses and upgrades had been issued for NGX.

Check Point’s market leadership is rooted in continuous innovation. Our Stateful Inspection technology is the industry standard for enterprise-class network security solutions. With our technology arsenal and ongoing customer input, we continue to drive security advancement. Although security of the perimeter is now only one component of an effective security infrastructure, as the market leader, we continue to innovate. The rapid adoption of new products such as VPN-1® Edge™, for securing remote branch offices, wired or wireless, and solutions such as Check Point Express™ CI, our unified threat management solution for medium businesses, demonstrates our continued push for innovation and constant support of the ever-changing needs of our customers.

Today, many security threats and attacks emerge within organizations. Worm outbreaks, internal hacking and misuse of business applications by users within an organization have created unique internal security requirements. With InterSpect™, the first and only complete internal security gateway, our customers can tighten the enforcement of internal security and preempt damage from internally launched cyber attacks without disrupting the flow of information.

With the increasing volume of Web-based transactions, Web security is of paramount importance. Connectra™, our Web security gateway, is the industry’s only unified solution for addressing today’s Web access and protection challenges. Connectra allows remote users access to the network in a secure, convenient manner from a wide range of devices.

Our Integrity™ endpoint security products target the enterprise market. Integrity ensures that both employees and guests are secure before their computers are granted network access. By stopping worms, spyware and hacker attacks, Integrity maintains business continuity, supports regulatory compliance and protects against financial loss due to endpoint attacks. Our award-winning endpoint security solution for consumers, ZoneAlarm®, offers the most effective multi-layered protection against spyware, viruses and other insidious Internet security threats. With “Triple Defense Firewall™,” ZoneAlarm 6.0 is considered the most effective Internet security solution for everyday consumers.

Check Point’s security management architecture and solutions provide a unique advantage to our customers. From a centralized console, Check Point solutions can all be managed with minimal effort. The ensuing benefits include ease of use, improved compliance and the lowest total cost of ownership for network-security deployments. The most recent addition to our security management solutions, Eventia Analyzer™, is designed to help organizations manage real-time event data from Check Point security gateways and third-party devices. It provides customers control of their environments and enables them to translate security events into prioritized action items. Our security management solutions continue to differentiate Check Point in the security market.

Leadership Into The Future

Check Point leads the market through its dedication to product innovation and seamless product integration. We are introducing new products, increasing the sales of emerging products and continually growing our install base. We now have over 420,000 gateways installations worldwide, an increase of more than 110,000 gateways over the past eighteen months. Our operating profit margins remain at the top of the high-technology industry. We credit these accomplishments to our tightly integrated global business model, our partners’ success around the world and the commitment and productivity of our employees. As significant as our accomplishments have been over the past year and a half, we look forward to our future. We believe our vision of a unified security architecture and strategy to deliver best-in-class perimeter, internal, Web and endpoint security across multiple market segments will lead to our continued success as a provider of world-class security solutions. Above all, we at Check Point maintain a laser-sharp focus on addressing our customers’ security needs, helping them run their businesses smoothly, prosperously and, of course, securely.

Gil Shwed
Founder, Chairman and Chief Executive Officer
August 2005

Check Point Financial Results

*2004 EPS excludes charges related to Zone Labs acquisition

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

August 31, 2005